--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K





               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 1998
                                             -----------------


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                         Commission file number 0-25956





              FIRST PLACE FINANCIAL CORPORATION PROFIT SHARING PLAN
                            (with 401(k) Provisions)
                        --------------------------------
                            (Full title of the plan)





                        FIRST PLACE FINANCIAL CORPORATION
                ------------------------------------------------
                         (Name of issuer of securities)





                                100 East Broadway
                          Farmington, New Mexico 87401
                ------------------------------------------------
                (Address of issuer's principal executive office)



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        FIRST PLACE FINANCIAL CORPORATION
                  PROFIT SHARING PLAN (with 401(k) Provisions)
            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                       Page
Independent Auditors' Report ........................................    3
Financial Statements:
     -   Statement of Net Assets Available for Benefits
         With Fund Information, December 31, 1998 ...................    4

     -   Statement of Net Assets Available for Benefits
         With Fund Information, December 31, 1997 ...................    5

     -   Statement of Changes in Net Assets Available for
         Benefits With Fund Information, December 31, 1998...........    6

     -   Statement of Changes in Net Assets Available for
         Benefits With Fund Information, December 31, 1997 ..........    7

     -   Statement of Changes in Net Assets Available for
         Benefits With Fund Information, December 31, 1996 ..........    8

     -   Notes to the Financial Statements ..........................    9

Supplemental Schedules:
     -   Independent Auditors' Report ...............................   14

     -   Item 27(a) Schedule of Assets Held for
         Investment Purposes ........................................   15

     -   Item 27(d) Schedule of Reportable Transactions .............   16

     -   Consent of Independent Auditors ............................   17

Signatures ..........................................................   18


                          INDEPENDENT AUDITORS' REPORT



Plan Administrator,
First Place Financial Corporation
Profit Sharing Plan
With 401(k) Provisions


     We have audited the accompanying statements of net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Chandler & Company, LLP


Farmington, New Mexico
June 16, 1999

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                December 31, 1998

                                                             Participant Directed
                                   -------------------------------------------------------------------------
                                       FPFC        Money      Asset     Government    Janus     Fidelity
                                   Common Stock   Market     Manager       Bond     Worldwide    Magellan       Total
                                   ------------ ----------- ---------- ----------- ----------- ------------- -----------
Cash
     Cash at First National Bank    $     (605)   $ 22,880   $  4,475   $   1,877    $  34,265   $    3,164   $   66,056
     Cash at other institutions         -          218,231      -          -            -              -         218,231
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------
         Total cash                       (605)    241,111      4,475       1,877       34,265        3,164      284,287

Investments, at fair value
     Common stock
         (cost $1,889,468)           3,502,950       -          -          -           -             -         3,502,950
     Balanced fund (cost $407,892)      -            -        413,995      -           -             -           413,995
     Bond fund (cost $94,751)           -            -          -          94,761      -             -            94,761
     International fund
         (cost $306,959)                -            -          -          -          323,920        -           323,920
     Stock fund (cost $983,444)         -            -          -          -           -          1,292,601    1,292,601
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------
         Total investments           3,502,950       -        413,995      94,761     323,920     1,292,601    5,628,227

Amounts receivable
     Employer's contributions           18,030      55,543     32,936       8,860      41,419       100,635      257,423
     Participants' contributions         3,094       1,952      4,532         992       8,062        13,902       32,534
     Interest & dividends               47,131       -          -          -           -             -            47,131
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------
         Total amounts receivable       68,255      57,495     37,468       9,852      49,481       114,537      337,088
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------

Net assets available for benefits   $3,570,600    $298,606   $455,938   $ 106,490   $ 407,666   $ 1,410,302   $6,249,602
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------
                                    ----------- ----------- ---------- ----------- ----------- ------------- -----------


   The accompanying notes are an integral part of these financial statements.

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                December 31, 1997

                                                                Participant Directed
                                       ---------------------------------------------------------------------
                                           FPFC       Money       Asset   Government   Janus      Fidelity
                                       Common Stock   Market     Manager     Bond    Worldwide    Magellan      Total
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------
Cash
     Cash at First National Bank      $    337,186 $    -     $   14,529 $    6,092 $   -      $     75,184 $    432,991
     Cash at other institutions              8,792    173,838      -         -          -            -           182,630
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------
            Total cash                     345,978    173,838     14,529      6,092     -            75,184      615,621

Investments, at fair value
     Common stock (cost $1,941,507)      4,627,280      -          -         -          -            -         4,627,280
     Balanced fund (cost $339,576)          -           -        377,691     -          -            -           377,691
     Bond fund (cost $84,457)               -           -          -         84,365     -            -            84,365
     Stock fund (cost $710,318)             -           -          -         -          -           787,976      787,976
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------
            Total investments            4,627,280      -        377,691     84,365     -           787,976    5,877,312

Amounts receivable
     Employer's contributions               45,344     48,956     46,980     13,251     -           101,189      255,720
     Participants' contributions            -           3,773     10,884      2,277     -            21,253       38,187
     Interest & dividends                   -           -          -         -          -            -           -
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------
            Total amounts receivable        45,344     52,729     57,864     15,528     -           122,442      293,907
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------

Net assets available for benefits     $  5,018,602 $  226,567 $  450,084 $  105,985 $   -      $    985,602 $  6,786,840
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------
                                       ------------ ---------- ---------- ---------- ---------- ------------ ------------


   The accompanying notes are an integral part of these financial statements.

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For The Year Ended December 31, 1998

                                                                           Participant Directed
                                                ------------------------------------------------------------------------
                                                     FPFC       Money       Asset    Government   Janus       Fidelity
                                                 Common Stock   Market     Manager     Bond      Worldwide    Magellan      Total
                                                -------------- --------- ---------- ----------- ----------- ------------ ----------
Additions
     Additions to net assets attributed to:
            Investment income
               Net appreciation
                 (depreciation) in fair
                 value of investments          $   (1,072,291) $   -     $  (32,013) $      103  $   16,961 $  231,499 $ (855,741)
               Gains (losses) on sale                  87,987      -         16,889        (157)     -          15,860    120,579
               Interest                                15,893     11,637      -             185      -          -          27,715
               Dividends                              168,616      -         75,356       5,525          99     61,155    310,751
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------
                                                     (799,795)    11,637     60,232       5,656      17,060    308,514   (396,696)
            Contributions:
               Participants'                           47,059     29,853     72,251      17,117      81,451    199,865    447,596
               Employer's                              18,030     55,543     32,936       8,860      41,419    100,635    257,423
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------
                                                       65,089     85,396    105,187      25,977     122,870    300,500    705,019
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------

               Total additions                       (734,706)    97,033    165,419      31,633     139,930    609,014    308,323

Deductions
     Deductions from net assets attributed to:
            Benefits paid to participants             574,737     32,275     67,797       7,043       2,287    161,422    845,561
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------

Net increase prior to interfund
     transfers                                     (1,309,443)    64,758     97,622      24,590     137,643    447,592   (537,238)
Interfund transfers                                  (138,559)     7,281    (91,768)    (24,085)    270,023    (22,892)   -
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------
     Net increase (decrease)                       (1,448,002)    72,039      5,854         505     407,666    424,700   (537,238)

Net assets available for benefits:
     Beginning of year                              5,018,602    226,567    450,084     105,985      -         985,602  6,786,840
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------
     End of year                               $    3,570,600  $ 298,606 $  455,938  $  106,490  $  407,666 $1,410,302 $6,249,602
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------
                                                -------------- --------- ---------- ----------- ----------- ---------- ----------


   The accompanying notes are an integral part of these financial statements.

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For The Year Ended December 31, 1997

                                                                         Participant Directed
                                                -------------------------------------------------------------------
                                                     FPFC      Money      Asset   Government    Janus    Fidelity
                                                Common Stock   Market    Manager     Bond     Worldwide  Magellan       Total
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
Additions
     Additions to net assets attributed to:
            Investment income
               Net appreciation in fair
                 value of investments          $    904,620  $   -     $  24,602 $      448 $   -      $    88,689 $   1,018,359
               Gains (losses) on sale               105,041      -         1,471          3     -            5,124       111,639
               Interest                              22,794      9,213     -            185     -           -             32,192
               Dividends                             71,400      -        31,838      4,225     -           48,589       156,052
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
                                                  1,103,855      9,213    57,911      4,861     -          142,402     1,318,242
            Contributions:
               Participants'                         75,089     21,140   103,500     21,863     -          188,854       410,446
               Employer's                            45,344     48,956    46,980     13,251     -          101,189       255,720
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
                                                    120,433     70,096   150,480     35,114     -          290,043       666,166
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------

               Total additions                    1,224,288     79,309   208,391     39,975     -          432,445     1,984,408

Deductions
     Deductions from net assets attributed to:
            Benefits paid to participants           262,002     11,258    24,969      4,592     -           71,944       374,765
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------

Net increase prior to interfund
     transfers                                      962,286     68,051   183,422     35,383     -          360,501     1,609,643
Interfund transfers                                 (93,345)   (14,773)   15,145      6,388     -           86,585       -
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
     Net increase (decrease)                        868,941     53,278   198,567     41,771     -          447,086     1,609,643

Net assets available for benefits:
     Beginning of year                            4,149,661    173,289   251,517     64,214     -          538,516     5,177,197
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
     End of year                               $  5,018,602  $ 226,567 $ 450,084 $  105,985 $   -      $   985,602 $   6,786,840
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------
                                                ------------ ---------- --------- ---------- ---------- ----------- -------------


   The accompanying notes are an integral part of these financial statements.

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For The Year Ended December 31, 1996

                                                                        Participant Directed
                                                --------------------------------------------------------------------
                                                     FPFC      Money      Asset   Government    Janus      Fidelity
                                                Common Stoc    Market    Manager     Bond     Worldwide    Magellan      Total
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
Additions
     Additions to net assets attributed to:
            Investment income
               Net appreciation in fair
                 value of investments          $    964,248 $    -     $   2,456 $     (806)$    -      $   (13,032)$    952,866
               Gains (losses) on sale                22,935      -        13,479         29      -          (13,997)      22,446
               Interest                              -          32,914     -         -           -           -            32,914
               Dividends                            100,793      -        14,869      3,965      -           63,085      182,712
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
                                                  1,087,976     32,914    30,804      3,188      -           36,056    1,190,938
            Contributions:
               Participants'                        101,886     30,736    69,751     19,872      -          150,946      373,191
               Employer's                            81,450     40,983    36,104     10,820      -           71,035      240,392
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
                                                    183,336     71,719   105,855     30,692      -          221,981      613,583
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------

               Total additions                    1,271,312    104,633   136,659     33,880      -          258,037    1,804,521

Deductions
     Deductions from net assets attributed to:
            Benefits paid to participants           140,312     18,724    51,946      3,117      -           24,974      239,073
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------

Net increase prior to interfund
     transfers                                    1,131,000     85,909    84,713     30,763      -          233,063    1,565,448
Interfund transfers                                 258,854    (84,692)  (82,557)   (34,140)     -          (57,465)     -
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
     Net increase (decrease)                      1,389,854      1,217     2,156     (3,377)     -          175,598    1,565,448

Net assets available for benefits:
     Beginning of year                            2,759,807    172,072   249,361     67,591      -          362,918    3,611,749
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
     End of year                               $  4,149,661 $  173,289 $ 251,517 $   64,214 $    -      $   538,516 $  5,177,197
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------
                                                ------------ ---------- --------- ---------- ----------- ----------- ------------


   The accompanying notes are an integral part of these financial statements.

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN

    1.    GENERAL

          The following description of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which provides benefits to substantially all employees of First Place Financial Corporation (the Company) and its wholly owned subsidiaries, First National Bank of Farmington, Burns National Bank of Durango, Western Bank, Gallup and Capital Bank, Albuquerque. There were 365 participants in 1996, 396 in 1997, and 576 in 1998.

          The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a plan committee appointed by the Company's Board of Director's. The First National Bank of Farmington is the Plan's Trustee. All of the Plan's assets are held in a trust fund administered by the First National Bank of Farmington.

          Employees of the Company and its subsidiaries are generally eligible to participate in the Plan after not more than six months of service providing their position requires service of at least 1,000 hours during the plan year. Participants who do not have at least 1,000 hours of service during the plan year, or who are not employed on the last day of the plan year, are generally not eligible for an allocation of Company contributions for such year.

    2.    CONTRIBUTIONS

          Subsidiaries of the Company contribute to the Plan amounts which their respective Boards of Directors annually determine to be proper. Company contributions are made during or shortly after the year to which they apply. Participants are permitted to make pre-tax contributions up to fifteen percent of their annual wages, subject to dollar limitations imposed by the Internal Revenue Code.

    3.    PARTICIPANTS' ACCOUNTS

          Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, (c) forfeitures of terminated participants' non-vested accounts, and (d) salary deferrals contributed by participants. Allocations are based upon account balances or participant's earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1998, 1997 and 1996


NOTE A - DESCRIPTION OF PLAN  - continued

    4.    VESTING

          Participants are immediately vested in their voluntary contributions, employer matching contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

    5.    INVESTMENT OPTIONS

          Upon enrollment in the Plan, the participant may direct employee contributions in 5 percent increments in any of the six investment options.

          FPFC (First Place Financial Corporation) Common Stock Fund - Funds are invested in shares of FPFC common stock.

          Money Market Fund - Funds are invested in a First National Bank of Farmington Now Account, or in a money market account at a registered investment company (Franklin's Institutional Fiduciary Trust Money Market Portfolio).

          Asset Manager Fund - Funds are invested in a registered investment company (Fidelity Asset Manager) that invests in stocks and bonds.

          Government Bond Fund - Funds are invested in a registered investment company (Fidelity Short/Intermediate Government Bond) that invests in U.S. Government securities.

          Janus Worldwide Fund - Funds are invested in a registered investment company (Janus Worldwide) that invests in international equity securities.

          Magellan Fund - Funds are invested in a registered investment company (Fidelity Magellan) that invests in stocks and bonds.

    6.    PAYMENT OF BENEFITS

          On termination of service a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or payment in annual installments over a fixed reasonable period of time, not exceeding the lesser of five years or the life expectancy of the participant.

    7.    ADMINISTRATIVE EXPENSES

          Administrative expenses incurred by the Plan are routinely paid by First Place Financial Corporation. These expenses totaled $11,616, $5,473, and $10,123 for plan years ended December 31, 1998, 1997 and 1996 respectively.

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1998, 1997 and 1996


NOTE B - SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the plan are prepared on the accrual method of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. First Place Financial Corporation common stock is valued at its latest traded market price. Money market interest bearing cash accounts are valued at account balance.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales are determined using the first in - first out (FIFO) method.

    PAYMENTS OF BENEFITS

    Benefits are recorded when paid.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

    The Plan's investment in common stock of First Place Financial Corporation is considered to be a party-in-interest transaction. The stock was acquired at its fair value as determined by First Place Financial Corporation.

    Primarily for liquidity purposes, the Plan maintains some of its cash on deposit at First National Bank of Farmington. This investment in cash is also considered a party-in-interest transaction, and is maintained in an interest bearing account (4.55% at December 31, 1998).

NOTE D - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1998, 1997 and 1996


NOTE E - INCOME TAX STATUS

    The plan obtained its latest determination letter on October 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, and is therefore, not subject to tax under present income tax laws.


NOTE F - UNREALIZED APPRECIATION

    The following table presents changes in the plan's net unrealized appreciation (including investments bought, sold, and held during each year):

                                                1998              1997               1996
                                          -----------------  ----------------   ---------------
Net unrealized appreciation at
   January 1,                                $2,801,454         $1,783,095         $  830,229
Increase in net unrealized
   appreciation                                (855,741)         1,018,359            952,866
                                              ---------          ---------          ---------
Net unrealized appreciation at
   December 31,                              $1,945,713         $2,801,454         $1,783,095
                                              ---------          ---------          ---------
                                              ---------          ---------          ---------

                            SUPPLEMENTAL INFORMATION

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator
First Place Financial Corporation
Profit Sharing Plan With 401(k) Provisions

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Chandler & Company, LLP


Farmington, New Mexico
June 16, 1999

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1998 and 1997

                                                                                          Current
            Identity of Issue                      Description             Cost            Value
-------------------------------------------   -----------------------  --------------  --------------
DECEMBER 31, 1998

  * First Place Financial                     Common Stock, no
      Corporation                               par                       $1,889,468      $3,502,950

    Fidelity Asset Manager Fund               Mutual Fund                    407,892         413,995

    Fidelity Short/Intermediate
      Government Fund                         Mutual Fund                     94,751          94,761

    Fidelity Magellan Fund                    Mutual Fund                    983,444       1,292,601

    Janus Wordwide Fund                       Mutual Fund                    306,959         323,920

    Franklin Funds Institutional              Money market
      Fiduciary Money Market Fund               deposit at 4.85%             218,231         218,231

  * First National Bank of                    NOW account
      Farmington                                deposit at 4.55%              66,056          66,056

DECEMBER 31, 1997:

  * First Place Financial                     Common Stock, no
      Corporation                               par                       $1,941,507      $4,627,280

    Fidelity Asset Manager Fund               Mutual Fund                    339,576         377,691

    Fidelity Short/Intermediate
      Government Fund                         Mutual Fund                     84,457          84,365

    Fidelity Magellan Fund                    Mutual Fund                    710,318         787,977

    Franklin Funds Institutional              Money market
      Fiduciary Money Market Fund               deposit at 5.51%             182,630         182,630

  * First National Bank of                    NOW account
      Farmington                                deposit at 5.10%             432,990         432,990


Note:
Issuers identified with a "*" are parties-in-interest. All of the investments and transactions identified are exempt from reporting as prohibited transactions under ERISA.

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     Years ended December 31, 1998 and 1997

                                     Description       Purchase      Selling          Cost          Current value          Net
Identity of party involved            of assets          price        price         of assets        at purchase        Gain (loss)
--------------------------------- -----------------  ------------  ------------  ---------------  ------------------  --------------
DECEMBER 31, 1998:

Fidelity Magellan Fund               Mutual fund
                                        shares          $367,664   $   -               $367,664            $367,664     $  -



DECEMBER 31, 1997:

Fidelity Magellan Fund               Mutual fund
                                        shares          $219,374   $   -               $219,374            $219,374     $  -
Fidelity Asset Manager Fund          Mutual fund
                                        shares           555,478       -                555,478             555,478        -

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the registration statement of First Place Financial Corporation and subsidiaries on form S-8 of our reports dated June 16, 1999, on our audits of the financial statements of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, and the supplemental schedules as of and for the years ended December 31, 1998 and 1997, which reports are included in this annual report on Form 11-K.


/s/ Chandler & Company, LLP

Farmington, New Mexico
June 16, 1999

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 24,1999                  FIRST PLACE FINANCIAL CORPORATION
                                    PROFIT SHARING PLAN (with 401(k)
                                    provisions)


                                    /s/ James D. Rose
                                        -------------------------------------
                                        President and Chief Operating Officer